Exhibit 99.16

Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2020 and 2019

Presented in United States dollars

ORLA MINING LTD.

Consolidated Balance Sheets

(Unaudited – Thousands of United States dollars)

	March 31	December 31	January 1
As at	2020	2019	2019
		(restated, notes 3 and 22)	(restated, notes 3 and 22)
ASSETS
Current assets
Cash and cash equivalents	$15,422	$23,106	$12,234
Accounts receivable	66	94	282
Prepaid expenses	37	53	151
	15,525	23,253	12,667
Restricted funds	509	509	150
VAT recoverable (note 7)	1,217	1,340	622
Equipment (note 6)	602	284	252
Exploration and evaluation assets (note 5(d))	117,573	125,643	124,099
TOTAL ASSETS	$135,426	$151,029	$137,790

LIABILITIES
Current liabilities
Trade and other payables (note 8)	$895	$802	$1,278
Accrued liabilities	2,805	1,578	1,405
	3,700	2,380	2,683
Lease obligations	339	44	—
Camino Rojo project loan (note 9)	13,996	12,961	—
Newmont loan (note 10)	7,785	9,647	4,475
Accrued liabilities – long term	375	261	—
Site closure provisions (note 11)	558	575	626
TOTAL LIABILITIES	26,753	25,868	7,784

SHAREHOLDERS' EQUITY
Share capital (note 13)	159,629	159,230	153,852
Reserves	30,524	30,061	19,931
Accumulated other comprehensive income (loss)	(8,188)	(1,027)	(3,393)
Accumulated deficit	(73,292)	(63,103)	(40,384)
TOTAL SHAREHOLDERS' EQUITY	108,673	125,161	130,006

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$135,426	$151,029	$137,790

Events after the reporting period (note 21)

Authorized by the Board of Directors on May 12, 2020, for issuance.

/s/ Elizabeth McGregor	/s/ Jason Simpson
Elizabeth McGregor, Director	Jason Simpson, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Loss and Comprehensive Loss

(Unaudited – Thousands of United States dollars, except per-share amounts)

	Three months ended March 31
	2020	2019 (restated note 3)
EXPLORATION AND EVALUATION EXPENSES (note 5)
Assays and analysis	$15	$83
Drilling	—	514
Geological	215	637
Engineering	278	684
Environmental	75	144
Community and government	2,450	185
Land and water use, claims and concessions	3,228	2,306
Project management	—	33
Project review	6	42
Site activities	348	584
Site administration	746	430
Recognition of site closure provisions	15	—
	7,376	5,642

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	185	201
Professional fees	176	94
Regulatory and transfer agent	82	31
Salaries and benefits	264	383
	707	709

OTHER EXPENSES (INCOME)
Depreciation (note 6)	243	22
Share based payments (note 14)	772	942
Interest income and finance costs (note 12)	612	221
Foreign exchange loss (gain)	479	13
	2,106	1,198

LOSS FOR THE PERIOD	$10,189	$7,549

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation of foreign operations	7,161	(800)
TOTAL COMPREHENSIVE LOSS	$17,350	$6,749

Weighted average number of common shares outstanding (millions)	187.2	179.5

Loss per share - basic and diluted	$0.05	$0.04

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flows

(Unaudited – Thousands of United States dollars

	Three months ended March 31
Cash flows provided by (used in):	2020	2019 (restated note 3)
OPERATING ACTIVITIES
Loss for the period	$(10,189)	$(7,549)
Adjustments for items not affecting cash:
Depreciation	243	22
Share based compensation	772	942
Changes in site closure provisions charged to exploration expense	15	—
Newmont loan proceeds received in excess of fair value (note 10)	—	(715)
Accretion of the Newmont loan (note 10)	65	268
Amortization of project loan transaction costs (note 9)	20	—
Changes in non-cash working capital:
Accounts receivable	17	115
Prepaid expenses	9	32
Trade and other payables	4	(521)
Accrued liabilities	1,831	(267)
Cash used in operating activities	(7,213)	(7,673)

FINANCING ACTIVITIES
Proceeds – stock options exercised	91	—
Advances received on the Newmont loan	—	2,674
Cash provided by financing activities	91	2,674

INVESTING ACTIVITIES
Purchase of equipment	(47)	—
Expenditures on exploration and evaluation assets	(537)	—
Restricted cash funded	(4)	(246)
Value added taxes paid, not immediately recoverable	(169)	(155)
Cash used in investing activities	(757)	(401)

Effects of exchange rate changes on cash	195	449

Net decrease in cash	(7,684)	(4,951)
Cash, beginning of period	23,106	12,184
CASH, END OF PERIOD	$15,422	$7,233

Cash consist of:
Bank current accounts and cash on hand	$15,422	$7,233

Supplemental cash flow information (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(Unaudited – Thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income	Retained earnings (deficit)	Total
Balance at January 1, 2019 (restated, note 3)	179,315	$153,852	$6,867	$13,064	$19,931	$(3,393)	$(40,384)	$130,006
Shares issued for property payments	59	48	—	—	—	—	—	48
RSUs redeemed	120	113	(113)	—	(113)	—	—	—
Share based payments	—	—	942	—	942	—	—	942
Loss for the period	—	—	—	—	—	—	(7,549)	(7,549)
Other comprehensive loss	—	—	—	—	—	800	—	800
Balance at March 31, 2019	179,494	$154,013	$7,696	$13,064	$20,760	$(2,593)	$(47,933)	$124,247

Balance at January 1, 2020	187,102	$159,230	$8,159	$21,902	$30,061	$(1,027)	$(63,103)	$125,161
Options exercised	90	176	(86)	—	(86)	—	—	90
RSUs redeemed	283	223	(223)	—	(223)	—	—	—
Share based payments	—	—	772	—	772	—	—	772
Loss for the period	—	—	—	—	—	—	(10,189)	(10,189)
Other comprehensive loss	—	—	—	—	—	(7,161)	—	(7,161)
Balance at March 31, 2020	187,475	$159,629	$8,622	$21,902	$30,524	$(8,181)	$(73,292)	$108,673

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated). All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral properties, and holds the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at March 31, 2020, the Company had not advanced any of its properties to commercial production and was not able to fund day-to-day activities through operating activities. The Company has received $25 million of a $125 million project loan facility in respect of the Camino Rojo project. Subsequent to the reporting date, the Company completed a C$75 million ($53 million) equity financing.

The Company’s continuation as a going concern is dependent upon successful results from our mineral exploration and development activities and our ability to attain profitable operations and generate cash or raise equity capital or borrowings sufficient to meet current and future obligations and strategic objectives. We expect to fund operating costs of the Company over the next twelve months with cash on hand and with further loan advances.

2.	BASIS OF PREPARATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On May 12, 2020, the Board of Directors approved these consolidated financial statements for issuance.

3.	CHANGE OF PRESENTATION CURRENCY

As a result of the continued advancement of the Camino Rojo Project, the Company decided to change its presentation currency from Canadian dollars to United States dollars. The change in the financial statement presentation currency is considered an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new US dollar presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of income and comprehensive income were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2018 on translation from the related subsidiary’s functional currency to the United States dollar presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

In prior reporting periods, the translation of the Company’s subsidiaries that had a United States dollar or Mexican peso functional currency into the Company’s presentation currency of the Canadian dollar gave rise to a translation adjustment which was recorded as an adjustment to accumulated other comprehensive income (“AOCI”), a separate component of shareholders’ equity. With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the AOCI related to the translation of US dollar functional currency subsidiaries was eliminated. However, with the retrospective application of the change in presentation currency to the US dollar, the Company’s corporate office, which has a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Mexican peso entities has been adjusted since it now reflects the translation into the new US dollar presentation currency.

ORLA MINING LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Adjustment to previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated balance sheets as at December 31, 2019 and January 1, 2019 include adjustments to reflect the change in the presentation currency to the US dollar, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into US dollars at December 31, 2019 were 1.2988 CAD/USD and 18.87 MXN/USD, and at January 1, 2019 were 1.3642 CAD/USD and 19.65 MXN/USD. Refer to note 22(a) for the effects of the translation.

For comparative purposes, the consolidated statement of loss and comprehensive loss for the three months ended March 31, 2019 includes adjustments to reflect the change in the presentation currency to the US dollar, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into US dollars for the three months ended March 31, 2019 were 1.3296 CAD/USD and 19.21 MXN/USD, which were the average exchange rates for the period. Refer to note 22(b) for the effects of the translation.

(b)	Functional currency

The functional currencies of the Company and its subsidiaries, all of which are wholly owned, remained unchanged and were as follows for periods presented.

Orla Mining Ltd.	Canadian dollars
Minerometalúrgica San Miguel S de RL de CV	Mexican pesos
Minera Camino Rojo SA de CV	Mexican pesos
Minera Cerro Quema SA	United States dollars
Monitor Gold Corporation	United States dollars

4.	SIGNIFICANT ACCOUNTING POLICIES

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2019.

In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2019.

You should read these condensed interim consolidated financial statements in conjunction with the Company’s annual audited consolidated financial statements as at and for the years ended December 31, 2019 and 2018.

ORLA MINING LTD.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2020 and 2019

(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

5.	EXPLORATION AND EVALUATION

The Company’s exploration and evaluation projects consist of the Camino Rojo Project, the Cerro Quema Project, and the Monitor Gold Project.

(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine. In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now called Newmont Corporation). Consideration consisted of:

•	31,860,141 common shares of Orla,
•	a 2% net smelter royalty (the “Royalty”) in favor of Newmont on the sale of all metal production from Camino Rojo, and
•	Mexican value-added taxes, of approximately 74 million pesos.

In addition, the Company and Newmont entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project. The Royalty excludes revenue on the sale of metals produced from a sulphide project where Newmont has exercised its Sulphide Option.

We maintain a right of first refusal on the sale if Newmont elects to sell the Royalty, in whole or in part.

(b)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching.

In December 2016, we acquired 100% of the Cerro Quema Project by acquiring Pershimco Resources Inc. through the issuance of a combination of Orla common shares and warrants, and the assumption of Pershimco’s long term debt, which we subsequently paid off. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for these concessions expired in February and March of 2017. The Company has applied for the prescribed ten year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received; however, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, in the normal course.

(c)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

To maintain the options, minimum payments and work commitments are required for each year to 2038. In 2019, these consisted of $50,000 in share issuances, a $20,000 in advance royalty payments, and $30,000 in work commitments, all of which requirements were met by the Company. For 2020, these consist of $40,000 in advance royalty payments, and $75,000 in work commitments.

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(d)	Exploration and evaluation assets

	Camino Rojo	Cerro Quema	Monitor Gold	Total
Acquisition costs at historical rates
At December 31, 2019	$42,615	$82,429	$314	$125,358
Additions	537	—	—	537
At December March 31, 2020	$43,152	$82,429	$314	$125,895

Accumulated foreign exchange on translation
At December 31, 2019	285	—	—	285
Due to changes in exchange rates	(8,607)	—	—	(8,607)
At March 31, 2020	$(8,322)	$—	$—	$(8,322)

Acquisition costs
At December 31, 2019	$42,900	$82,429	$314	$125,643
At March 31, 2020	$34,830	$82,429	$314	$117,573

(e)	Exploration and evaluation expense

Three months ended March 31, 2020	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$14	$—	$1	$—	$15
Drilling	—	—	—	—	—
Geological	184	31	—	—	215
Engineering	244	34	—	—	278
Environmental	58	17	—	—	75
Community and government	2,370	80	—	—	2,450
Land, water use, and claims	3,188	—	40	—	3,228
Project management	—	—	—	—	—
Project review	—	—	—	6	—
Site activities	148	200	—	—	348
Site administration	474	272	—	—	746
Recognition of reclamation obligation	15	—	—	—	15
	$6,695	$634	$41	$6	$7,376

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Three months ended March 31, 2019	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$60	$23	$—	$—	$83
Drilling	514	—	—	—	514
Geological	278	278	4	77	637
Engineering	684	—	—	—	684
Environmental	144	—	—	—	144
Community and government	89	96	—	—	185
Land, water use, and claims	2,228	1	77	—	2,306
Project management	33	—	—	—	33
Project review	—	—	—	42	42
Site activities	232	352	—	—	584
Site administration	163	266	1	—	430
	$4,425	$1,016	$82	$119	$5,642

6.	EQUIPMENT

	Cost				Accumulated depreciation				Net book value
	Begin of year	Changes during the period	Effect of FX	End of period	Begin of year	Changes during the period	Effect of FX	End of period	Begin of year	End of period
Machinery and equipment	$324	$4	$(22)	$306	$205	$8	$(3)	$210	$119	$96
Office equipment	36	—	(4)	32	15	1	(1)	15	21	17
Computer eqpt and software	150	5	(13)	142	96	6	(5)	97	54	45
Vehicles	21	—	—	21	2	—	—	2	19	19
Land – leases	—	11	(2)	9	—	1	—	1	—	8
Buildings – leases	89	303	(55)	337	18	176	(29)	165	71	172
Road vehicles – leases	—	341	(53)	288	—	51	(8)	43	—	245
Total	$620	$664	$(149)	$1,135	$336	$243	$(46)	$533	$284	$602

7.	VALUE ADDED TAXES (“VAT”) RECOVERABLE

Our Mexican entities pay value-added taxes (called “IVA” in Mexico) on certain goods and services we purchase.

We also paid 74 million Mexican pesos (approximately $3,860,000) of IVA on the initial acquisition of the Camino Rojo project, which is classified within exploration and evaluation assets as part of acquisition cost (note 5(a) and 5(d)).

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.	TRADE AND OTHER PAYABLES

	March 31, 2020	December 31, 2019
Trade payables	$458	$492
Payroll related liabilities	241	208
Lease obligations – current	196	23
Interest payable on Camino Rojo project loan	—	79
	$895	$802

9.	CAMINO ROJO PROJECT LOAN

	Three months ended March 31, 2020	Year ended December 31, 2019
Balance, beginning of period	$12,961	$—
Amounts drawn down during the period	—	25,000
Cash transaction costs	—	(3,158)
Warrants issued to the lenders	—	(8,968)
Amortization of the transaction costs	20	86
Foreign exchange	1,015	1
Balance, end of period	$13,996	$12,961

10.	NEWMONT LOAN

As part of the Company’s acquisition of the Camino Rojo project from Newmont (then, Goldcorp Inc.), Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs on the Camino Rojo project from November 7, 2017 until December 31, 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project. To the date of these financial statements, 219,446,000 pesos had been advanced by Newmont under this agreement. No further advances in respect of this loan are expected.

The original agreement provided that the Company may, at its option, repay any amounts owing to Newmont, prior to maturity, in the form of (a) a lump sum cash payment, (b) the issuance of additional common shares of the Company, or (c) a combination of cash and shares (subject to certain maximum ownership limits). Subsequent to the reporting period, the Company agreed with Newmont that the repayment would be in cash.

Because the loan is non-interest bearing, for accounting purposes at date of each advance, we discount the expected payments using a risk-adjusted discount rate and estimated repayment date. Amounts received in excess of fair value on the date of the advances were credited to exploration expense.

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Mexican pesos (thousands)	Mexican pesos (thousands)	US dollars
	Undiscounted	Discounted	(thousands)
At January 1, 2019	121,865	87,917	$4,475
Advances received	97,601	72,897	3,676
Accretion during the period	—	21,886	1,104
Foreign exchange	—	—	392
At December 31, 2019	219,466	182,700	$9,647
Accretion during the period	—	6,542	65
Foreign exchange	—	—	(1,927)
At March 31, 2020	219,466	189,242	$7,785

11.	SITE CLOSURE PROVISIONS

	Camino Rojo Project	Cerro Quema Project	Total
At December 31, 2019	$232	$343	$575
At March 31, 2020	$215	$343	$558

12.	INTEREST INCOME AND FINANCE COSTS

	Three months ended March 31
	2020	2019
Interest on Camino Rojo project loan (note 9)	$581	$—
Amortization of Camino Rojo project loan costs (note 9)	20	—
Accretion on Newmont loan (note 10)	65	264
Interest expense on leases	7	—
Interest income	(61)	(43)
	$612	$221

13.	SHARE CAPITAL

(a)	Issued share capital

During the three months ended March 31, 2020, we issued 90,000 common shares (year ended December 31, 2019 – 1,358,491) upon the exercise of stock options, for gross proceeds of $90,000 (year ended December 31, 2019 – $1,191,000).

During the three months ended March 31, 2020, we issued 283,000 common shares (year ended December 31, 2019 – 202,667) upon the vesting of RSUs (note 14(b)).

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Warrants

The following summarizes information about the number of warrants outstanding during the period.

Expiry date	Exercise price	December 31 2019	Issued	Exercised	March 31 2020
February 15, 2021	$2.35	8,790,600	—	—	8,790,600
July 8, 2021	$0.62	570,000	—	—	570,000
June 12, 2022	$1.65	5,842,500	—	—	5,842,500
November 7, 2022	$1.40	3,000,000	—	—	3,000,000
December 18, 2026	$3.00	32,500,000	—	—	32,500,000
Total number of warrants		50,703,000	—	—	50,703,000
Weighted average exercise price		$2.61	$—	$—	$2.61

Subsequent to the reporting period, 700,000 warrants were exercised, for gross proceeds to the Company of $822,000.

14.	SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

	Three months ended March 31
Share based payments expense	2020	2019
Stock options	$374	$589
Restricted share units	122	38
Deferred share units	221	191
Bonus shares	55	124
Share based payments expense	$772	$942

(a)	Stock options

Stock options outstanding	Number	Weighted average exercise price
As at January 1, 2019	9,124,005	C$	1.23
Granted	2,199,322		1.08
Exercised	(1,358,491)		1.16
Expired or cancelled	(47,500)		1.48
As at December 31, 2019	9,917,336		1.20
Granted	1,033,438		2.21
Exercised	(90,000)		1.35
As at March 31, 2020	10,860,774	C$	1.30
Vested, December 31, 2019	7,229,622	C$	1.22
Vested, March 31, 2020	8,143,655	C$	1.24

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The options granted during the three months ended March 31, 2020 had an aggregate grant date fair value of $672,000 (C$903,000) which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 45%, expected life 5 years, Canadian dollar risk free interest rate 0.7%, dividends nil.

The options granted during the three months ended March 31, 2019 had an aggregate grant date fair value of $737,000 (C$932,000) which was determined using a Black Scholes option pricing model with the following weighted average assumptions:

•	expected volatility 50%, expected life 5 years, Canadian dollar risk free interest rate 1.5%, dividends nil.

Subsequent to the reporting period, 140,000 stock options were exercised, for gross proceeds to the Company of $67,000.

(b)	Restricted Share Units

		Number vesting in the year
Number of RSUs outstanding:	Total	2020	2021	2022	2023
Outstanding, December 31, 2019	1,014,972	365,882	365,880	283,210	—
Awarded during the period	320,450	—	106,819	106,816	106,815
Vested and settled during the period	(283,215)	(283,215)	—	—	—
Outstanding, March 31, 2020	1,052,207	82,667	472,699	390,026	106,815

RSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

(c)	Deferred Share Units

DSUs outstanding:	Number
Outstanding, December 31, 2019	508,780
Awarded	135,745
Outstanding, March 31, 2020	644,525

DSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

(d)	Bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares are subject to a vesting period from June 19, 2017 to June 18, 2020 (the “Eligibility Period”). If the non-executive Chairman ceases to be the director of the Company before the Eligibility Period ends, the bonus shares will be forfeited. The bonus shares will become issuable (1) after the Eligibility Period on the date that the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

We estimated the fair value of the bonus shares ($1.31 each) based on the market price of the common shares at the date of the grant. Accordingly, the amount of $655,000 is being recognized on a straight line basis over the Eligibility Period.

On November 13, 2018, the Board of Directors awarded 1,000,000 bonus shares to an officer of the Company. The bonus shares vest in four tranches of 250,000 bonus shares each, issuable upon the achievement of certain share price thresholds particular to each tranche. Upon initial recognition we estimated the dates that each of these market condition tranches would vest, such dates ranging from December 2019 to March 2022. Consequently, the award date fair value ($537,000, or $0.537 per bonus share) is being recognized over these four periods. Subsequent to the reporting period, the first tranche of these bonus shares, consisting of 250,000 common shares, was issued.

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and members of the Board of Directors of the Company.

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended March 31
	2020	2019
Short term incentive plans
Salaries	$136	$173
Directors’ fees	43	31
	179	204
Share based payments	630	755
Total	$809	$959

(b)	Transactions

The Company had no other material transactions with related parties, other than with key management personnel as described above, during the three months ended March 31, 2020, or during the year ended December 31, 2019.

(c)	Outstanding balances at the Reporting Date

At March 31, 2020, estimated accrued short term incentive compensation to key management personnel totaled $480,000 and was included in accrued liabilities (December 31, 2019 – $540,000).

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities of the Company include the following:

	Three months ended March 31
	2020	2019
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	85	—
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	223	112

Investing activities
Initial recognition of right of use assets with an offset to lease obligation	617	—

17.	SEGMENT INFORMATION

(a)	Reportable segments

The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Panamanian projects, the Mexican projects, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold project.

None of these segments yet generate revenue from external customers, and each of the projects are focused on the exploration and evaluation of mineral properties.

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

	Mexico	Panama	USA	Canada	Total
At March 31, 2020
Equipment	$482	$41	$—	$79	$602
Exploration and evaluation assets	34,830	82,429	314	—	117,573

	Mexico	Panama	USA	Canada	Total
At December 31, 2019
Equipment	$140	$48	$—	$96	$284
Exploration and evaluation assets	42,900	82,429	314	—	125,643

18.	CAPITAL MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration, evaluation, and development of our mineral properties and to maintain a flexible capital structure. In the management of capital, we include long term loans and share capital.

There were no changes to our policy for capital management during the year.

We manage our capital structure and adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt, acquire or dispose of assets, or adjust the amount of cash and short-term investments. To maximize ongoing development efforts, we do not currently pay dividends.

At the end of 2019, we entered into a Project Finance Facility (note 9) pursuant to which we have drawn $25 million of a total available $125 million. The Project Finance Facility requires us to maintain a minimum working capital of $5 million.

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and higher yield savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Our ability to carry out our long-range strategic objectives in future years depends on our ability to raise financing from lenders, shareholders, and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities.

19.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

At March 31, 2020, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Fair value
Financial assets
Cash and cash equivalents	FVTPL	$15,422	$15,422	$—	$—	$—	$15,422
Accounts receivable	Amortized cost	34	—	—	—	34	34
Restricted funds	Amortized cost	509	—	509	—	—	509
		$15,965	15,422	$509	$—	$34	$15,965

Financial liabilities
Trade payables	Amortized cost	$458	$—	$—	$—	$458	$458
Lease obligation	Amortized cost	535	—	—	—	535	535
Camino Rojo project loan	Amortized cost	13,996	—	13,996	—	—	13,996
Newmont loan	Amortized cost	7,785	—	7,785	—	—	7,785
		$22,774	$—	$21,781	$—	$993	$22,774

At December 31, 2019, the carrying values and fair values of our financial instruments by category were as follows:

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Fair value
Financial assets
Cash and cash equivalents	FVTPL	$23,106	$23,106	$—	$—	$—	$23,106
Accounts receivable	Amortized cost	18	—	—	—	18	18
Restricted funds	Amortized cost	509	—	509	—	—	509
		$23,633	23,106	$509	$—	$18	$23,633

Financial liabilities
Trade payables	Amortized cost	$802	$—	$—	$—	$802	$802
Lease obligation	Amortized cost	67	—	—	—	67	67
Camino Rojo project loan	Amortized cost	12,961	—	12,961	—	—	12,961
Newmont loan	Amortized cost	9,647	—	9,647	—	—	9,647
		$23,477	$—	$22,608	$—	$869	$23,477

Our policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

20.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

During the period ended March 31, 2020, the Company issued purchase orders for long lead equipment necessary for the construction of the Camino Rojo mine. At March 31, 2020, these outstanding purchase orders totaled $20,878,000 (December 31, 2019 – $2,483,000), which we expect will be filled in the next 12 months. Of this amount, $5,663,000 was paid in April 2020.

In the event of a change in control, the Company is committed to severance payments amounting to approximately $2,550,000 (December 31, 2019 – $2,020,000) to certain officers and management. No amounts have been recorded in these consolidated financial statements to reflect such severance payments.

(b)	Litigation

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

21.	EVENTS AFTER THE REPORTING PERIOD

(a)	Equity financing

On April 3, 2020, subsequent to the reporting period, the Company closed an equity financing of 36,600,000 common shares at a price of C$2.05 per common share for aggregate gross proceeds to the Company of C$75,030,000 ($52,916,000).

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Global health emergency

Near the end of the reporting period, there was a global outbreak of the novel coronavirus (“COVID-19”), which has had a significant impact on businesses through the restrictions put in place by the governments in the various jurisdictions where the Company conducts its activities. Our activities are restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As of the date of these financial statements, it is not possible to determine the extent of the impact that this global health emergency will have on the Company’s activities, because the impacts will depend on future developments which themselves are highly uncertain and cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, the duration of the outbreak, and possible government, societal, and individual responses to the situation. We continue to monitor our activities, in particular with regard to the safety of our personnel and the communities where we conduct our activities.

(c)	Other share issuances

Subsequent to the reporting period, there were exercises of warrants (see note 13(b)), stock options (see note 14(a)), and the issuance of bonus shares (see note 14(d)).

22.	EFFECT OF THE CHANGE IN PRESENTATION CURRENCY

The effects of the change in presentation currency discussed in note 3 above were as follows.

(a)	Effect on the consolidated balance sheets as at December 31, 2019 and January 1, 2019

	December 31, 2019				January 1, 2019
	USD		CAD		USD		CAD
ASSETS
Current assets
Cash and cash equivalents	US$	23,106	C$	30,009	US$	12,234	C$	16,686
Accounts receivable	94		122		282		385
Prepaid expenses	53		64		151		206
	23,253		30,195		12,667		17,277
Restricted funds	509		662		150		205
Value added taxes recoverable	1,340		1,747		622		849
Equipment	284		370		252		344
Exploration and evaluation assets	125,643		163,383		124,099		169,282
TOTAL ASSETS	US$	151,029	C$	196,357	US$	137,790	C$	187,957

LIABILITIES
Current liabilities
Trade and other payables	US$	802	C$	1,042	US$	1,278	C$	1,743
Accrued liabilities	1,578		2,049		1,405		1,916
	2,380		3,091		2,683		3,659
Lease obligations	44		57		—		—
Camino Rojo project loan	12,961		16,833		—		—
Newmont loan	9,647		12,573		4,475		6,103
Accrued liabilities – long term	261		338		—		—
Site closure provisions	575		748		626		745
TOTAL LIABILITIES	25,868		33,640		7,784		10,507

SHAREHOLDERS' EQUITY
Share capital	159,230		208,186		153,852		201,077
Reserves	30,061		39,348		19,931		25,960
Accumulated other comprehensive income (loss)	(1,027)		(1,036)		(3,393)		4,797
Accumulated deficit	(63,103)		(83,781)		(40,384)		(54,384)
TOTAL SHAREHOLDERS' EQUITY	125,161		162,717		130,006		177,450

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	US$	151,029	C$	196,357	US$	137,790	C$	187,957

ORLA MINING LTD.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2020 and 2019
(Unaudited – United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Effect on the consolidated statement of loss and comprehensive loss for the three months ended March 31, 2019

	Three months ended March 31, 2019
	USD		CAD
EXPLORATION AND EVALUATION EXPENSES
Assays and analysis	US$	83	C$	111
Drilling	514		683
Geological	637		847
Engineering	684		909
Environmental	144		192
Community and government	185		245
Land and water use, claims and concessions	2,306		3,067
Project management	33		44
Project review	42		56
Site activities	584		777
Site administration	430		572
	5,642		7,503

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	201		217
Professional fees	94		125
Regulatory and transfer agent	31		41
Salaries and benefits	383		550
	709		933

OTHER EXPENSES (INCOME)
Depreciation	22		39
Share based payments	942		1,253
Interest and finance costs	221		295
Foreign exchange loss (gain)	13		17
	1,198		1,604

LOSS FOR THE YEAR	US$	7,549	C$	10,040

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation of foreign operations	(800)		2,511
TOTAL COMPREHENSIVE LOSS	US$	6,749	C$	12,551

Weighted average number of common shares outstanding (millions)	179.5		179.5

Loss per share - basic and diluted	US$	0.04	C$	0.06